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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 6)


                      Ground Round Restaurants, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-10-8
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                           Joseph Schollenberger
                     Great South Beach Improvement Co.
                            16 West River Road
                               P.O. Box 521
                             Rumson, NJ  07760
                              (908) 842-4886
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             November 16, 1994
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




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 CUSIP No.                               13D


     1     NAME OF REPORTING PERSON:    GSB Holdings, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     640,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       640,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       640,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.8%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    Great South Beach Improvement Co.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     640,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       640,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       640,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.8%

    14     TYPE OF REPORTING PERSON:    CO






























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 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    David H. Clarke

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       26,467
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     640,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  26,467
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       640,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       666,467
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.0%

    14     TYPE OF REPORTING PERSON:    IN


























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               This Statement amends the Statement on Schedule 13D filed
     with the Securities and Exchange Commission (the "Commission") by GSB Holdings, Inc. ("GSB"), Great South Beach Improvement Co. ("Improvement"), and David H. Clarke (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"), as previously amended by Amendments Nos. 1 through 5 thereto. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

     Item 4  Purpose of Transaction.
             ----------------------
               On November 16, 1994, the Merger Agreement was amended to extend its termination date and eliminate its "break up" fee. Concurrently, the Shareholder Agreement was terminated pursuant to a termination agreement, dated November 16, 1994, by and among GSB, Parent and Purchaser (the "Termination Agreement"). HM Holdings, Inc., another shareholder of the Company, entered into a substantially identical termination agreement with Parent and Purchaser on the same date, which terminated its substantially identical shareholder agreement with Parent and Purchaser.

               A copy of the Termination Agreement has been filed as
     Exhibit 4 to this Amendment No. 6 and is incorporated herein by reference.

     Item 6  Contracts, Arrangements, Understandings or Relationships
             --------------------------------------------------------
             with Respect to Securities of the Issuer.
             ----------------------------------------
               The description of the termination of the Shareholder Agreement contained in Item 4 is incorporated in this Item 6 by reference.

     Item 7  Material to be Filed as Exhibits.
             --------------------------------
               The following is filed herewith as an Exhibit to this Statement on Schedule 13D:

               4. Termination Agreement, dated November 16, 1994, by and among GRR, Inc., GRR Acquisition Corp. and GSB Holdings, Inc.






























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                                   SIGNATURES
                                   ----------
               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  November 16, 1994



                         GREAT SOUTH BEACH IMPROVEMENT CO.



                         By:  /s/ Joseph Schollenberger
                             --------------------------
                              Joseph Schollenberger
                              Vice President



                         GSB HOLDINGS, INC.



                         By:  /s/ Joseph Schollenberger
                              -------------------------
                              Joseph Schollenberger
                              Vice President



                         /s/ David H. Clarke *
                         ---------------------------------
                         DAVID H. CLARKE
                         *  by Joseph Schollenberger
                              Attorney-in-fact






























     NYFS02...:\13\51513\0116\1323\FRMN104G.04A
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                           EXHIBIT INDEX



Exhibit No.             Description
- -----------             -----------

   4 Termination Agreement, dated November 16, 1994, by and among GRR, Inc., GRR Acquisition Corp. and GSB Holdings, Inc.